

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2013

<u>Via E-mail</u>
Mr. John C. Shea
Chief Financial Officer and Secretary
Healthcare Services Group, Inc.
3220 Tillman Drive, Suite 300
Bensalem, Pennsylvania 19020

      Re: Healthcare Services Group, Inc.
                Form 10-K for the year ended December 31, 2012
                Filed on February 21, 2013
                File No. 000-12015

Dear Mr. Shea:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Cicely L. LaMothe

                Cicely L. LaMothe
                Senior Assistant Chief Accountant